August 25, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Mail Stop 6010
Attn: Jeffrey P. Riedler, Kei Ino, Donald Abbott and Mike Rosenthall

RE:	Select Medical Holdings Corporation
Amendment No. 5 to the Registration Statement on Form S-1
File No. 333-152514
Ladies and Gentlemen:
     Select Medical Holdings Corporation (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 5 (“Amendment No. 5”) to its registration statement on Form S-1 (Registration No. 333-152514) (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”). On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated July 20, 2009 from Mr. Jeffrey P. Riedler to Michael E. Tarvin. For your convenience, the Staff’s comments are included in this letter and are followed by the Company’s applicable response. In order to aid the Staff’s review, we also include a marked copy of Amendment No. 5 showing changes made from Amendment No. 4 to the Registration Statement filed by the Company on June 18, 2009 (“Amendment No. 4”). All page numbers in our responses refer to the marked copy of Amendment No. 5.
General
1.	We note that the consummation of your offering is conditioned upon the placement of a new credit agreement and your disclosure indicates that the agreement will be in place at the time this registration statement is declared effective. Please file the new credit agreement and describe its terms in a pre-effective amendment.
     Response:
     The Company notes the Staff’s comment and respectfully submits that the consummation of the offering is no longer conditioned upon the Company entering into a new senior secured credit facility. In lieu of entering into a new senior secured credit facility, the Company entered into Amendment No. 3 to the Company’s senior secured credit facility, which, among other things, extends the maturity of approximately $384.5

Securities and Exchange Commission
August 25, 2009

million of term loan indebtedness to August 22, 2014. Amendment No. 3 to the Company’s senior secured credit facility has been filed as Exhibit 10.109 to the Registration Statement and its terms are described in the Prospectus. In addition, as described in Amendment No. 5, the Company intends to enter into another amendment to its senior secured credit facility to extend all or a portion of its $300.00 million revolving credit facility to August, 2012 effective upon the consummation of the offering.
Compensation Discussion and Analysis
2008 Named Executive Officer Bonuses, page 115
2.	We note your disclosure that, “Our financial performance goals for 2008 for return on equity and earnings per share were not attained.” Please disclose the original return on equity and earnings per share targets that were not achieved.

Further, with regard to the discretionary bonuses awarded, please expand your disclosure to include the “2008 financial results and other performance factors” the compensation committee considered in deciding to establish the discretionary bonus pool, as well as the individual factors the committee considered in allocating shares of the discretionary bonus pool to each named executive officer.
     Response:
     The Company notes the Staff’s comment and respectfully submits that the return on equity and earnings per share targets for 2008 were previously disclosed on page 116 of Amendment No. 4, and continue to be disclosed on page 119 of the Prospectus. In response to the Staff’s comment, the Company has expanded the disclosure on page 119 of the Prospectus to better describe the 2008 financial results and other performance factors the Company’s compensation committee considered in deciding to establish the discretionary bonus pool, as well as the individual factors the Company’s compensation committee considered in allocating shares of the discretionary bonus pool to each of the named executive officers.
Income Taxes, page F-28
3.	2007 reconciliation of expected federal tax rate to the effective tax rate on page F-29 seems to have changed from the third amendment that was filed on November 25, 2008. Please tell us why the reconciliation was changed. In addition, provide a disclosure that explains why the valuation allowance was increased in 2007 then decreased in 2008.

Securities and Exchange Commission
August 25, 2009

     Response:
     The Company notes the Staff’s comment and respectfully submits that certain components of the effective tax rate reconciliation related to the Company’s 2007 operating results, as presented in the Company’s December 31, 2007 consolidated financial statements, were reclassified among the components of the effective tax rate reconciliation when preparing the Company’s December 31, 2008 consolidated financial statements. Management made the reclassifications in order to provide the user of the financial statements with an allocation that the Company felt was more useful in understanding the components of the Company’s effective tax rate. The reclassification involved principally two areas outlined further below:
1.	The Company has divested certain legal entities in which it had a substantial tax basis, but only a minimal book basis as a result of the revaluation of assets that occurred at the time of the Company’s leveraged buy-out in February 2005. In preparing the consolidated financial statements for the year ended December 31, 2008, the Company made the following reclassifications to the effective tax rate reconciliation that was initially included with the December 31, 2007 consolidated financial statements related to these divestitures:
a.	State tax loss related to the divesture of legal entities.

The state tax loss resulting from the divesture of the legal entities exceeded the book loss reported by the Company’s wholly-owned subsidiary that was the selling stockholder in the relevant states. This additional state tax benefit related to the loss on sale was combined and reported as a component of “State and local taxes, net of federal benefit” in the effective tax rate reconciliation in the December 31, 2007 consolidated financial statements. This presentation had the effect of lowering the reported effective rate for state and local taxes for an unusual fact pattern related to the divesture of these entities. Upon reconsideration of the effect of this unusual fact pattern when preparing the December 31, 2008 consolidated financial statements, management concluded that the user of the financial statements would find it more useful to report the effective state tax rate that reflected its recurring operations and provided a more meaningful comparison of the state and local taxes between the years. Therefore, management reclassified the effect of this additional state tax benefit to the “Tax loss on sale of subsidiaries” line item of the reconciliation. The effect of this reclassification was to increase the “State and local tax net of federal benefit” line item in the effective tax rate reconciliation for the year ended December 31, 2007 by 1.8% to 2.5% from the previously reported 0.7%.

b.	Federal tax loss related to the divesture of legal entities.

The federal loss resulting from the divesture of the legal entities exceeded the loss reported for book purposes. The federal benefit of this loss was separately reported in the Company’s 2007 effective tax rate reconciliation

Securities and Exchange Commission
August 25, 2009

under the caption “Tax loss on sale of subsidiaries” as reported in the December 31, 2007 consolidated financial statements. The reported effect was a reduction in the overall effective tax rate of 6.5%. Because the federal tax rules only allow the Company to use capital losses to offset capital gains and the Company did not have sufficient capital gains against which the capital losses could be carried back and did not have any foreseeable capital gains, a valuation allowance was created for a portion of this loss and reported separately under the caption “Valuation allowance” in the effective tax rate reconciliation in the December 31, 2007 financial statements. Consistent with the above, when finalizing the effective tax rate reconciliation for the December 31, 2008 consolidated financial statements, management reviewed the nature of items included in the “Valuation allowance” line item for the three years presented in the effective rate reconciliation as of December 31, 2008. Management felt that the effect of valuation allowances on the effective tax rate for the years ended December 31, 2006 and December 31, 2008, which related to establishing valuation allowances for net operating losses of subsidiaries that are not “more likely than not to be realized,” was not comparable to the effect of valuation allowances for the year ended December 31, 2007, which, as noted above, related to the valuation allowance established against the capital losses on the sales of the legal entities. Therefore, management determined that reclassifying and reporting the component of the “Valuation allowances” line item previously reported for the year ended December 31, 2007 related to the capital loss on the sale of legal entities as a component of the “Tax loss on sale of subsidiaries” line item of the effective tax rate reconciliation was more meaningful for the user of the financial statements. The effect of this reclassification was to reduce the “Valuation allowance” line item in the effective tax rate reconciliation for the year ended December 31, 2007 by 4.5% to a benefit of 0.7% from the previously reported 3.8%.
2.	In 2007, the initial year of implementation of FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FAS 109,” the Company allocated the net effect among a number of the components of the effective tax rate reconciliation based on a qualitative analysis of the underlying components of the Company’s FIN No. 48 reserves. Based on data gathered after the implementation of FIN No. 48 from reviewing other issuer disclosures, management determined that the best practice was to reflect the gross changes in this reserve as a separate item of the effective tax rate reconciliation. Thus, amounts previously reported in the effective tax rate reconciliation for the year ended December 31, 2007 were reclassified to the line item “Uncertain Tax Positions.” The effect of uncertain tax positions on the December 31, 2007 effective tax rate was 2.1%.

Securities and Exchange Commission
August 25, 2009

     In response to the Staff’s comment, we have provided the following disclosure in the 2008 Audited Financial Statements on page F-30 to highlight that certain changes were made to the December 31, 2007 reported amounts:
"In the above table, certain reclassifications have been made to 2007 components of the effective tax rate reconciliation to conform to the 2008 presentation.”
     If you have any questions, please feel free to contact Stephen M. Leitzell at 215.994.2621 or the undersigned at 215.994.2239. Thank you for your cooperation and attention to this matter.
Sincerely,
Ross S. Hurwitz

cc:	Richard D. Truesdell, Jr., Esq.
Michael E. Tarvin, Esq.
Carmen J. Romano, Esq.
Stephen M. Leitzell, Esq.